October 14, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Michael F. Johnson, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Re:	Advanced Messaging Solutions Inc. Registration Statement on Form S-1 Filed June 18, 2009 File No. 333-160069 (the “Registration Statement”)

Dear Mr. Johnson:

We are counsel to Advanced Messaging Solutions Inc. (“Advanced Messaging,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated July 15, 2009, relating to the above-captioned registration statement.  Further, we have amended the Registration Statement to include unaudited financial statements for the three months ended June 30, 2009, the Company’s first quarter of the 2010 fiscal year.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.
You state that Advanced Messaging Solutions is a development stage company that has not generated any revenue and has had limited operations.  Expand your disclosure in the summary and in "Our Business" to provide enhanced disclosure of the status of your development.  Clarify what you have accomplished to date, and what remains to be accomplished in order for your company to begin generating revenues.  For example, discuss the status of the development of your secure instant messaging software and website, the implementation of your online marketing program and the search for additional personnel.  We do note your discussion under "Activities to Date." However, you should consider more prominently disclosing management's progress.

Mr. Michael F. Johnson
Securities and Exchange Commission

The requested changes have been made.  Please see pages 1 and 25 in Amendment No. 1.

2.
You indicate that you intend to develop instant messaging software and that your products will be targeted toward instant messaging and file sharing.  As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan.  Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished.  To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.  In addition, please ensure that references to your software products clarify, if accurate, that they have not yet begun to be developed.  This comment applies to disclosure throughout your filing, including in "Our Business" and Management's Discussion and Analysis. Please revise accordingly.

The requested changes have been made. Please see pages 1, 18, 25 and 31 in Amendment No. 1.

Risk Factors
“We may not be able to execute our business plan or stay in business without additional funding.”  page 4

3.
You state that you will require additional financing through the issuance of debt and/or equity in order to implement certain elements of your business plan. Please include in your risk factor disclosure the dollar amount of additional capital you believe you must obtain to fund your projected operations for a minimum of 12 months from the date of the prospectus.  We note in this regard your disclosure under "Expenditures" on page 32.

The requested change has been made.  Please see page 4 in Amendment No. 1.

Description of Securities, page 15

4.
You state that your authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of blank check preferred stock, par value $0.001 per share. However, your articles of incorporation, filed as Exhibit 3.1, indicate that you have only 2,000 shares authorized, with a par value of $0.01, Please advise or file all amendments to your articles. Refer to Item 601(b)(3)(i) of Regulation S-K.

The Company filed a Certificate of Amendment to its Articles of Incorporation with the Nevada Secretary of State on September 10, 2008, increasing its authorized capital to 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.  The Certificate of Amendment, which was inadvertently omitted from Exhibit 3.1 filed with the initial Registration Statement, appears within Exhibit 3.1 to Amendment No. 1.

Mr. Michael F. Johnson
Securities and Exchange Commission

Our Business
Market Opportunity, page 18

5.
Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for, the following:

• Your belief that "the significant market participants of the Internet messaging [sic], including Microsoft and Yahoo.com, have done little to secure the data being transmitted over the Internet," on page 18; and

• Your assertion that "the major providers of instant messenger applications such as Microsoft and Yahoo have largely ignored the issue of security," on page 24.

The disclosure at pages 18 and 24 has been removed from Amendment No. 1.

Product Development, page 20

6.
You state you will select a software development contractor to develop the client software immediately upon receipt of $40,000 in funding, but also state that "To date, we have raised a total of $51,000 from the sale of equity, which Management believes will be adequate to get us to revenue stage."  It is unclear whether you have received the funding necessary to begin development and, if so, when development and the implementation of your business plan will begin. Please clarify.

The requested change has been made.  Please see pages 20 and 32  in Amendment No. 1.

Management, page 26

7.
Item 401(e)(1) of Regulation S-K requires a statement of experience of your officers and directors for the last five years. Please expand your discussion of Messrs. Brodeth and Paez to include a historical statement of experience, including their respective principal occupations or employment, covering all of the past five years.

We refer to Mr. Brodeth’s biography appearing on page 27, which describes his work experience and principal occupations for a period that goes back at least five years, to January 2002.

With respect to the historical experience of Mr. Paez, the Company has informed us that Mr. Paez did not have any employment prior to March 2007.  Accordingly, only his experience since March 2007 is described.  A statement has been added to Mr. Paez’s biography to that effect.  Please see page 27.

Mr. Michael F. Johnson
Securities and Exchange Commission

Certain Relationships and Related Transactions, page 29

8.
Please tell us whether Messrs. Brodeth and Paez will receive anything of value (including money, property, contracts, options or rights of any kind) for their services as promoters. Refer to Item 404(d)(2) and (c)(1)(i) of Regulation S-K.

The Company has informed us that neither Mr. Brodeth nor Mr. Paez will receive anything of value for their services as promoters.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Liquidity and Capital Resources, page 34

9.
You disclose on page 32 your anticipated expenditures for the next 12 months, and you state on page 34 that you may not be able to obtain financing to begin your operations. Please clarify how you expect to meet your cash requirements for the next 12 months. State the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.  Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. See Item 303(a)(1) of Regulation S-K.

The requested disclosure has been added at page 34 of Amendment No. 1.

Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits, page II-2

10.
It is unclear from the legal opinion whether the 720,000 shares sought to be registered for resale are issued and outstanding and whether they are covered by the opinions set forth in the fifth paragraph. Please provide a revised legal opinion that specifically relates to the shares being registered for resale, and clarifies, if accurate, that such shares are validly issued, fully paid and non-assessable.

The requested change to the legal opinion has been made.  Please see Exhibit 5.1 to Amendment No. 1.

**************

Mr. Michael F. Johnson
Securities and Exchange Commission

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

By:	/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Advanced Messaging Solutions Inc.